Exhibit 99
	For Release:	August 8, 2023

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports second quarter earnings of 90 cents per share;
reaffirms 2023 earnings guidance range of $3.55 to $3.85 per share

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported second quarter 2023 earnings of 90 cents per share on net income of $51.5 million. Last year’s second quarter results were 67 cents per share on net income of $37.6 million. Included in this year’s results were earnings from another strong quarter of financial results at New Energy, which was acquired in April 2022.

“We are very pleased with this quarter’s solid results,” said ALLETE Chair, President, and Chief Executive Officer Bethany Owen. “Through the first half of this year, we have also made significant progress in executing our Sustainability in Action strategy – working with our diverse stakeholders as we advance the transition to a clean-energy future. Minnesota Power recently filed certificates of need and route permit applications for the modernization of its 465-mile HVDC transmission line, and for the Northland Reliability Project. In addition, New Energy Equity has maintained a robust pipeline of projects and disciplined project execution as reflected in another strong quarter of financial results, and ALLETE Clean Energy successfully closed on its Red Barn project in April.”

“Our results for the second quarter 2023 were higher than prior year due to New Energy Equity having another outstanding quarter of project closings, with attractive margins and entry into a new market, and is firmly on track to achieve or slightly exceed full-year earnings projections.” said ALLETE Senior Vice President and Chief Financial Officer Steve Morris. “Our regulated operations were also higher due to increased retail sales and lower property taxes this year, partially offset by reserves for interim rates resulting from Minnesota Power’s February rate case order. Wind resources were down across much of the nation and consequently, results at ALLETE Clean Energy were below our expectations for the quarter, partially offset by the profitable sale of the Red Barn project. We are pleased to reaffirm our 2023 guidance, as we remain confident in our earnings range of $3.55 to $3.85 per share.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power (SWL&P) and the Company’s investment in the American Transmission Company, recorded second quarter 2023 net income of $37.8 million, compared to $29.6 million in the second quarter a year ago. Earnings at Minnesota Power were higher this year compared to 2022, primarily due to lower property taxes and increased sales to retail customers. These increases were partially offset by interim rate refund reserves recognized in 2023, as a result of Minnesota Power’s 2022 general rate case outcome; the full interim rate reserve was recorded in the fourth quarter of 2022. Also reflected in the second quarter of 2023 was higher operating and maintenance expense. Net income at SWL&P was higher during the second quarter of 2023 primarily due to the implementation of new customer rates effective the beginning of this year.

ALLETE Clean Energy recorded second quarter 2023 net income of $3.1 million compared to $5.8 million in 2022. Earnings in 2023 reflect lower wind resources across the nation negatively impacting the entire fleet, which was partially offset by the sale of the Red Barn project in April of this year. Net income in 2022 also included earnings from the Northern Wind facilities which were decommissioned in April 2022 as part of ALLETE Clean Energy’s project to repower and sell the Northern Wind project.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

Corporate and Other businesses, which include New Energy Equity, BNI Energy, ALLETE Properties and our investments in renewable energy facilities, recorded net income of $10.6 million in the second quarter of 2023, compared to net income of $2.2 million in 2022. Second quarter net income in 2023 reflects New Energy’s earnings of $7.4 million; 2022 net income included purchase price accounting adjustments and transaction costs related to the New Energy acquisition which closed in April last year.

Earnings per share dilution in 2023 was approximately 2 cents due to additional shares of common stock outstanding as of June 30, 2023.

Live Webcast on August 8, 2023; 2023 second quarter slides posted on company website.

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), August 8, 2023, at which time management will discuss the second quarter of 2023 financial results. Interested parties may participate live by registering for the call at www.allete.com/earningscall, or may listen to the live audio-only webcast accompanied by supporting slides, which will be available on ALLETE’s Investor Relations website investor.allete.com/events-presentations. The webcast will be accessible for one year at allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity headquartered in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30		June 30
	2023	2022	2023	2022
Operating Revenue
Contracts with Customers – Utility	$292.2	$308.7	$604.8	$637.7
Contracts with Customers – Non-utility	239.9	62.1	490.9	113.8
Other – Non-utility	1.3	2.3	2.6	5.1
Total Operating Revenue	533.4	373.1	1,098.3	756.6
Operating Expenses
Fuel, Purchased Power and Gas – Utility	107.3	143.2	225.9	280.6
Transmission Services – Utility	23.5	18.3	43.6	38.2
Cost of Sales – Non-utility	193.2	41.5	403.7	58.5
Operating and Maintenance	84.9	79.6	170.6	154.9
Depreciation and Amortization	62.8	61.0	125.1	122.7
Taxes Other than Income Taxes	8.2	15.8	27.6	34.6
Total Operating Expenses	479.9	359.4	996.5	689.5
Operating Income	53.5	13.7	101.8	67.1
Other Income (Expense)
Interest Expense	(21.1)	(18.6)	(40.4)	(36.9)
Equity Earnings	5.4	5.3	11.4	10.8
Other	2.5	12.1	6.6	14.1
Total Other Expense	(13.2)	(1.2)	(22.4)	(12.0)
Income Before Income Taxes	40.3	12.5	79.4	55.1
Income Tax Expense (Benefit)	(0.4)	(8.3)	1.1	(12.2)
Net Income	40.7	20.8	78.3	67.3
Net Loss Attributable to Non-Controlling Interest	(10.8)	(16.8)	(31.4)	(36.6)
Net Income Attributable to ALLETE	$51.5	$37.6	$109.7	$103.9
Average Shares of Common Stock
Basic	57.3	56.1	57.3	54.9
Diluted	57.4	56.1	57.4	54.9
Basic Earnings Per Share of Common Stock	$0.90	$0.67	$1.91	$1.89
Diluted Earnings Per Share of Common Stock	$0.90	$0.67	$1.91	$1.89
Dividends Per Share of Common Stock	$0.6775	$0.65	$1.355	$1.30

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30	Dec. 31,		Jun. 30	Dec. 31,
	2023	2022		2023	2022
Assets			Liabilities and Equity
Cash and Cash Equivalents	$47.9	$36.4	Current Liabilities	$380.3	$716.2
Other Current Assets	398.3	681.6	Long-Term Debt	1,685.9	1,648.2
Property, Plant and Equipment – Net	4,973.9	5,004.0	Deferred Income Taxes	153.6	158.1
Regulatory Assets	454.5	441.0	Regulatory Liabilities	538.0	526.1
Equity Investments	327.5	322.7	Defined Benefit Pension and Other Postretirement Benefit Plans	173.6	179.7
Goodwill and Intangibles – Net	155.5	155.6	Other Non-Current Liabilities	268.0	269.0
Other Non-Current Assets	210.3	204.3	Equity	3,368.5	3,348.3
Total Assets	$6,567.9	$6,845.6	Total Liabilities and Equity	$6,567.9	$6,845.6

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30		June 30
Income (Loss)	2023	2022	2023	2022
Millions
Regulated Operations	$37.8	$29.6	$78.4	$81.1
ALLETE Clean Energy	3.1	5.8	11.6	22.3
Corporate and Other	10.6	2.2	19.7	0.5
Net Income Attributable to ALLETE	$51.5	$37.6	$109.7	$103.9
Diluted Earnings Per Share	$0.90	$0.67	$1.91	$1.89

Statistical Data
Corporate
Common Stock
High	$66.69	$66.02	$66.69	$68.61
Low	$56.68	$56.55	$56.68	$56.55
Close	$57.97	$58.78	$57.97	$58.78
Book Value	$47.63	$46.97	$47.63	$46.97

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	241	245	562	600
Commercial	320	314	667	674
Industrial	1,778	1,616	3,436	3,382
Municipal	110	131	238	289
Total Retail and Municipal	2,449	2,306	4,903	4,945
Other Power Suppliers	786	794	1,482	1,775
Total Regulated Utility Kilowatt-hours Sold	3,235	3,100	6,385	6,720

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$33.2	$37.1	$75.6	$85.6
Commercial	42.9	42.6	86.9	88.0
Industrial	139.7	150.2	283.1	296.7
Municipal	7.6	10.0	16.5	22.1
Total Retail and Municipal Electric Revenue	223.4	239.9	462.1	492.4
Other Power Suppliers	36.3	36.9	72.2	77.9
Other (Includes Water and Gas Revenue)	32.5	31.9	70.5	67.4
Total Regulated Utility Revenue	$292.2	$308.7	$604.8	$637.7

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802